

Mail Stop 3561

January 26, 2017

Rodney J. Sailor
Chief Executive Officer
Enable Midstream Partners, LP
One Leadership Square
211 North Robinson Avenue
Suite 150
Oklahoma City, Oklahoma 73102

> **Re:** **Enable Midstream Partners, LP**
> **Registration Statement on Form S-3**
> **Filed January 23, 2017**
> **File No. 333-215670**

Dear Mr. Sailor:

This is to advise you that we have not reviewed, and will not review, your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Please contact Charlie Guidry, Staff Attorney, at 202-551-3621 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Gerald Spedale, Esq.